Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash	$46,698	$73,771
Accounts receivable	318,610	378,712
Inventory	45,722	43,300
Assets held for sale	—	5,501
Total current assets	411,030	501,284
Non-current assets:
Deferred tax assets	2,114	6,559
Property, plant and equipment	2,245,696	2,356,173
Intangibles	11,241	12,997
Right-of-use assets	60,006	66,032
Finance lease receivables	4,533	4,806
Investments and other assets	8,217	8,464
Total non-current assets	2,331,807	2,455,031
Total assets	$2,742,837	$2,956,315

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$250,900	$314,355
Income taxes payable	1,880	3,778
Current portion of lease obligations	18,388	20,559
Current portion of long-term debt (Note 5)	136,181	—
Total current liabilities	407,349	338,692

Non-current liabilities:
Share-based compensation (Note 7)	7,214	13,666
Provisions and other	7,057	7,472
Lease obligations	48,599	54,566
Long-term debt (Note 5)	546,429	812,469
Deferred tax liabilities	60,989	47,451
Total non-current liabilities	670,288	935,624
Equity:
Shareholders’ capital (Note 8)	2,272,820	2,301,729
Contributed surplus	78,383	77,557
Accumulated other comprehensive income	159,389	199,020
Deficit	(850,056)	(900,834)
Total equity attributable to shareholders	1,660,536	1,677,472
Non-controlling interest	4,664	4,527
Total equity	1,665,200	1,681,999
Total liabilities and equity	$2,742,837	$2,956,315

See accompanying notes to condensed interim consolidated financial statements.

1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET EARNINGS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2025	2024	2025	2024

Revenue (Note 3)	$406,615	$429,214	$902,946	$957,002
Expenses:
Operating	273,745	285,410	602,813	624,916
General and administrative	24,770	28,683	54,536	73,816
Earnings before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	108,100	115,121	245,597	258,270
Depreciation and amortization	74,858	73,818	149,894	152,031
Gain on asset disposals	(6,425)	(7,675)	(9,297)	(10,912)
Foreign exchange	(1,617)	(471)	(1,250)	(77)
Finance charges (Note 6)	14,857	18,189	30,617	36,558
Loss (gain) on investments and other assets	1,674	48	1,625	(180)
Earnings before income taxes	24,753	31,212	74,008	80,850
Income taxes:
Current	1,068	1,345	2,174	2,362
Deferred	7,198	9,166	20,400	21,271
	8,266	10,511	22,574	23,633
Net earnings	$16,487	$20,701	$51,434	$57,217
Attributable to:
Shareholders of Precision Drilling Corporation	$16,267	$20,701	$50,778	$57,217
Non-controlling interests	$220	$—	$656	$—
Net earnings per share attributable to shareholders of Precision Drilling Corporation: (Note 9)
Basic	$1.21	$1.44	$3.75	$3.97
Diluted	$1.07	$1.44	$3.28	$3.97

See accompanying notes to condensed interim consolidated financial statements.

2

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Net earnings	$16,487	$20,701	$51,434	$57,217
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(79,446)	14,260	(80,104)	46,513
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt	41,008	(8,660)	40,473	(28,819)
Comprehensive income (loss)	$(21,951)	$26,301	$11,803	$74,911
Attributable to:
Shareholders of Precision Drilling Corporation	$(22,171)	$26,301	$11,147	$74,911
Non-controlling interests	$220	$—	$656	$—

See accompanying notes to condensed interim consolidated financial statements.

3

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands of Canadian dollars)	2025	2024	2025	2024
Cash provided by (used in):
Operations:
Net earnings	$16,487	$20,701	$51,434	$57,217
Adjustments for:
Long-term compensation plans	3,374	4,419	6,390	11,870
Depreciation and amortization	74,858	73,818	149,894	152,031
Gain on asset disposals	(6,425)	(7,675)	(9,297)	(10,912)
Unrealized foreign exchange	(1,631)	(578)	(2,414)	150
Finance charges	14,857	18,189	30,617	36,558
Income taxes	8,266	10,511	22,574	23,633
Other	(21)	93	(21)	93
Loss (gain) on investments and other assets	1,674	48	1,625	(180)
Income taxes paid	(3,846)	(4,100)	(4,167)	(4,334)
Interest paid	(3,621)	(4,313)	(33,258)	(37,743)
Interest received	318	637	755	1,132
Funds provided by operations	104,290	111,750	214,132	229,515
Changes in non-cash working capital balances	43,205	62,325	(3,218)	10,103
Cash provided by operations	147,495	174,075	210,914	239,618

Investments:
Purchase of property, plant and equipment	(52,773)	(38,423)	(112,738)	(93,950)
Proceeds on sale of property, plant and equipment	11,829	10,992	15,594	16,178
Proceeds from sale of investments and other assets	—	3,623	—	3,623
Purchase of investments and other assets	—	—	(11)	—
Receipt of finance lease payments	209	193	417	384
Changes in non-cash working capital balances	4,686	(3,328)	3,487	(28,415)
Cash used in investing activities	(36,049)	(26,943)	(93,251)	(102,180)

Financing:
Issuance of long-term debt	10,000	—	10,000	—
Repayment of long-term debt	(83,854)	(102,132)	(100,964)	(102,848)
Repurchase of share capital (Note 8)	(14,490)	(23,493)	(45,256)	(33,574)
Issuance of common shares from the exercise of options	—	191	—	191
Debt amendment fees	—	(1,317)	—	(1,317)
Lease payments	(3,922)	(3,219)	(7,509)	(6,419)
Cash used in financing activities	(92,266)	(129,970)	(143,729)	(143,967)
Effect of exchange rate changes on cash	(727)	123	(1,007)	580
Increase (decrease) in cash	18,453	17,285	(27,073)	(5,949)
Cash, beginning of period	28,245	30,948	73,771	54,182
Cash, end of period	$46,698	$48,233	$46,698	$48,233

See accompanying notes to condensed interim consolidated financial statements.

4

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2025	$2,301,729	$77,557	$199,020	$(900,834)	$1,677,472	$4,527	$1,681,999
Net earnings for the period	—	—	—	50,778	50,778	656	51,434
Other comprehensive income for the period	—	—	(39,631)	—	(39,631)	—	(39,631)
Settlement of Executive Performance and Restricted Share Units	11,651	(2,790)	—	—	8,861	—	8,861
Distributions to non-controlling interest	—	—	—	—	—	(519)	(519)
Share repurchases (Note 8)	(40,921)	—	—	—	(40,921)	—	(40,921)
Redemption of non-management directors share units	361	(361)	—	—	—	—	—
Share-based compensation expense	—	3,977	—	—	3,977	—	3,977
Balance at June 30, 2025	$2,272,820	$78,383	$159,389	$(850,056)	$1,660,536	$4,664	$1,665,200

	Attributable to shareholders of the Corporation
(Stated in thousands of Canadian dollars)	Shareholders’ Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total	Non- controlling interest	Total Equity
Balance at January 1, 2024	$2,365,129	$75,086	$147,476	$(1,012,029)	$1,575,662	$—	$1,575,662
Net earnings for the period	—	—	—	57,217	57,217	—	57,217
Other comprehensive income for the period	—	—	17,694	—	17,694	—	17,694
Settlement of Executive Performance and Restricted Share Units	21,846	(1,479)	—	—	20,367	—	20,367
Share options exercised	271	(80)	—	—	191	—	191
Share repurchases	(40,423)	—	—	—	(40,423)	—	(40,423)
Share-based compensation expense	—	2,077	—	—	2,077	—	2,077
Balance at June 30, 2024	$2,346,823	$75,604	$165,170	$(954,812)	$1,632,785	$—	$1,632,785

See accompanying notes to condensed interim consolidated financial statements.

5

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (Precision or the Corporation) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas and geothermal exploration and production companies in Canada, the United States and certain international locations.

NOTE 2. BASIS OF PRESENTATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) Accounting Standards 34, Interim Financial Reporting, using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (IASB).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated annual financial statements of the Corporation as at and for the year ended December 31, 2024.

These condensed interim consolidated financial statements were prepared using accounting policies and methods of their application are consistent with those used in the preparation of the Corporation’s consolidated annual financial statements for the year ended December 31, 2024.

These condensed interim consolidated financial statements were approved by the Board of Directors on July 29, 2025.

(b) Use of Estimates and Judgements

The preparation of the condensed interim consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgements are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the condensed interim consolidated financial statements may change as future events unfold, more experience is acquired, or the Corporation’s operating environment changes.

Significant estimates and judgements used in the preparation of these condensed interim consolidated financial statements remained unchanged from those disclosed in the Corporation’s consolidated annual financial statements for the year ended December 31, 2024.

The impacts of geopolitical events, such as the imposed tariffs between Canada and the U.S., regional conflicts, especially in oil producing areas, can materially impact energy markets, interest and inflation rates, and supply chains, resulting in higher levels of volatility and uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into the estimates made, however, actual results could differ from those estimates and those differences could be material.

6

NOTE 3. Revenue

(a)	Disaggregation of revenue

The following table includes a reconciliation of disaggregated revenue by reportable segment. Revenue has been disaggregated by primary geographical market and type of service provided.

Three Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$175,028	$53,863	$—	$(2,673)	$226,218
United States	130,494	73	—	—	130,567
International	49,830	—	—	—	49,830
	$355,352	$53,936	$—	$(2,673)	$406,615

Day rate/hourly services	$353,032	$53,936	$—	$(824)	$406,144
Shortfall payments/idle but contracted	79	—	—	—	79
Other	2,241	—	—	(1,849)	392
	$355,352	$53,936	$—	$(2,673)	$406,615

Three Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$163,429	$61,956	$—	$(2,215)	$223,170
United States	147,089	3,870	—	—	150,959
International	55,085	—	—	—	55,085
	$365,603	$65,826	$—	$(2,215)	$429,214

Day rate/hourly services	$363,202	$65,826	$—	$(178)	$428,850
Other	2,401	—	—	(2,037)	364
	$365,603	$65,826	$—	$(2,215)	$429,214

Six Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$415,465	$131,544	$—	$(5,129)	$541,880
United States	258,427	1,722	—	—	260,149
International	100,917	—	—	—	100,917
	$774,809	$133,266	$—	$(5,129)	$902,946

Day rate/hourly services	$764,967	$133,266	$—	$(1,452)	$896,781
Shortfall payments/idle but contracted	4,975	—	—	—	4,975
Other	4,867	—	—	(3,677)	1,190
	$774,809	$133,266	$—	$(5,129)	$902,946

7

Six Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Canada	$402,006	$144,902	$—	$(4,881)	$542,027
United States	300,032	8,011	—	—	308,043
International	106,932	—	—	—	106,932
	$808,970	$152,913	$—	$(4,881)	$957,002

Day rate/hourly services	$803,536	$152,913	$—	$(355)	$956,094
Other	5,434	—	—	(4,526)	908
	$808,970	$152,913	$—	$(4,881)	$957,002

(b)	Seasonality

Precision has operations that are carried on in Canada which represent approximately 60% (2024 – 57%) of consolidated revenue for the six months ended June 30, 2025 and 42% (2024 – 39%) of consolidated total assets as at June 30, 2025. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally Precision’s slowest time in this region.

NOTE 4. SEGMENTED INFORMATION

The Corporation has two reportable operating segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, oilfield equipment rental and camp and catering services. The Corporation provides services primarily in Canada, the United States and certain international locations.

Three Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$355,352	$53,936	$—	$(2,673)	$406,615
Earnings (loss) before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	111,422	9,876	(13,198)	—	108,100
Depreciation and amortization	66,733	5,658	2,467	—	74,858
Gain on asset disposals	(4,150)	(2,230)	(45)	—	(6,425)
Foreign exchange	(196)	(16)	(1,405)	—	(1,617)
Finance charges	289	104	14,464	—	14,857
Loss on investments and other assets	1,368	—	306	—	1,674
Income taxes	(2,691)	(196)	11,153	—	8,266
Net earnings (loss) for reportable segments	50,069	6,556	(40,138)	—	16,487
Total assets	2,391,737	231,625	119,475	—	2,742,837
Capital expenditures	49,460	3,246	67	—	52,773

8

Three Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$365,603	$65,826	$—	$(2,215)	$429,214
Earnings (loss) before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	119,754	12,440	(17,073)	—	115,121
Depreciation and amortization	68,732	3,058	2,028	—	73,818
Gain on asset disposals	(3,887)	(975)	(2,813)	—	(7,675)
Foreign exchange	148	—	(619)	—	(471)
Finance charges	446	98	17,645	—	18,189
Loss on investments and other assets	—	—	48	—	48
Income taxes	(8,097)	(806)	19,414	—	10,511
Net earnings (loss) for reportable segments	62,412	11,065	(52,776)	—	20,701
Total assets	2,479,410	244,705	190,418	—	2,914,533
Capital expenditures	32,868	4,927	628	—	38,423

Six Months Ended June 30, 2025	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$774,809	$133,266	$—	$(5,129)	$902,946
Earnings (loss) before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	247,438	27,422	(29,263)	—	245,597
Depreciation and amortization	133,754	11,223	4,917	—	149,894
Gain on asset disposals	(5,439)	(3,813)	(45)	—	(9,297)
Foreign exchange	(41)	18	(1,227)	—	(1,250)
Finance charges	389	205	30,023	—	30,617
Loss on investments and other assets	1,368	—	257	—	1,625
Income taxes	(8,050)	(355)	30,979	—	22,574
Net earnings (loss) for reportable segments	125,457	20,144	(94,167)	—	51,434
Total assets	2,391,737	231,625	119,475	—	2,742,837
Capital expenditures	106,323	6,232	183	—	112,738

9

Six Months Ended June 30, 2024	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- Segment Eliminations	Total
Revenue	$808,970	$152,913	$—	$(4,881)	$957,002
Earnings (loss) before income taxes, loss (gain) on investments and other assets, finance charges, foreign exchange, gain on asset disposals, and depreciation and amortization	273,427	31,045	(46,202)	—	258,270
Depreciation and amortization	137,784	9,878	4,369	—	152,031
Gain on asset disposals	(6,554)	(1,517)	(2,841)	—	(10,912)
Foreign exchange	246	3	(326)	—	(77)
Finance charges	957	201	35,400	—	36,558
Gain on investments and other assets	—	—	(180)	—	(180)
Income taxes	(18,568)	(323)	42,524	—	23,633
Net earnings for reportable segments	159,562	22,803	(125,148)	—	57,217
Total assets	2,479,410	244,705	190,418	—	2,914,533
Capital expenditures	85,253	7,847	850	—	93,950

NOTE 5. LONG-TERM DEBT

	U.S. Denominated Facilities				Translated U.S. Facilities

		June 30,		December 31,	June 30,	December 31,
		2025		2024	2025	2024

Current Portion of Long-Term Debt
Unsecured Senior Notes:
7.125% senior notes due 2026	US$	100,000	US	$—	$136,181	$—
		$100,000	US	$—	$136,181	$—

Long-Term Debt
Senior Credit Facility	US$	—	US	$12,000	$10,000	$17,252
Unsecured Senior Notes:
7.125% senior notes due 2026		—		160,000	—	230,026
6.875% senior notes due 2029		400,000		400,000	544,724	575,064
	US$	400,000	US	$572,000	554,724	822,342
Less net unamortized debt issue costs and original issue discount					(8,295)	(9,873)
					$546,429	$812,469

10

	Senior Credit Facility	Unsecured Senior Notes	Debt Issue Costs and Original Issue Discount	Total
Current	$—	$—	$—	$—
Long-term	17,252	805,090	(9,873)	812,469
December 31, 2024	17,252	805,090	(9,873)	812,469
Changes from financing cash flows:
Proceeds from Senior Credit Facility	10,000	—	—	10,000
Repayment of unsecured senior notes	—	(83,854)	—	(83,854)
Repayment of Senior Credit Facility	(17,110)	—	—	(17,110)
	10,142	721,236	(9,873)	721,505
Amortization of debt issue costs	—	—	1,240	1,240
Reclassification of loan commitment fees	—	—	338	338
Foreign exchange adjustment	(142)	(40,331)	—	(40,473)
June 30, 2025	$10,000	$680,905	$(8,295)	$682,610

Current	$—	$136,181	$—	$136,181
Long-term	10,000	544,724	(8,295)	546,429
June 30, 2025	$10,000	$680,905	$(8,295)	$682,610

The 2026 Unsecured Senior Notes (2026 Notes) are due on January 15, 2026, and have been reclassified from long-term to current. The Senior Credit Facility matures on June 28, 2027. The Senior Credit Facility contains a springing maturity date provision such that if any specified unsecured debt, including the 2026 Notes, remains outstanding 90 days prior to their maturity date, then the Senior Credit Facility shall mature. Precision intends to use available operating cash flows and/or proceeds from the Senior Credit Facility to redeem the 2026 Notes prior to the springing maturity date of October 14, 2025.

As at June 30, 2025, Precision was in compliance with the covenants of the Senior Credit Facility.

	Covenant	As of June 30, 2025
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.03
Consolidated covenant EBITDA to consolidated interest expense	>2.50	8.21
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

NOTE 6. FINANCE CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Interest:
Long-term debt	$13,222	$16,639	$27,712	$33,667
Lease obligations	1,107	1,043	2,138	2,082
Other	103	158	120	249
Income	(412)	(777)	(911)	(1,345)
Amortization of debt issue costs, loan commitment fees and original issue discount	837	1,126	1,558	1,905
Finance charges	$14,857	$18,189	$30,617	$36,558

11

NOTE 7. SHARE-BASED COMPENSATION PLANS

Liability Classified Plans

	Restricted Share Units (a)	Performance Share Units (a)	Non-Management Directors’ DSUs (b)	Total
December 31, 2024	$11,560	$35,443	$10,855	$57,858
Expensed during period	1,074	4,797	(2,807)	3,064
Settlement in shares	(1,920)	(6,941)	—	(8,861)
Payments and redemptions	(6,772)	(21,582)	—	(28,354)
Foreign exchange	47	(44)	—	3
June 30, 2025	$3,989	$11,673	$8,048	$23,710

Current	$2,710	$5,738	$8,048	$16,496
Long-term	1,279	5,935	—	7,214
	$3,989	$11,673	$8,048	$23,710

(a)                 Restricted Share Units and Performance Share Units

A summary of the activity under the Restricted Share Unit (RSU) and the Performance Share Unit (PSU) plans are presented below:

	RSUs Outstanding	PSUs Outstanding
December 31, 2024	179,760	497,053
Granted	65,694	155,437
Redeemed	(102,849)	(230,252)
Forfeited	(7,292)	(8,270)
June 30, 2025	135,313	413,968

(b)                 Non-Management Directors – Deferred Share Units Plan

A summary of the activity under the non-management director DSU plan is presented below:

DSUs Outstanding
December 31, 2024	123,473
Granted	1,335
June 30, 2025	124,808

Equity Settled Plans

(c)                 Executive Restricted Share Units Plan

Precision granted Executive RSUs to certain senior executives with the intention of settling them in voting shares of the Corporation either issued from treasury or purchased in the open market. Granted units vest annually over a three-year term.

	Executive RSUs Outstanding	Weighted Average Fair Value
December 31, 2024	92,492	$85.48
Granted	89,291	80.35
Redeemed	(36,241)	87.07
Forfeited	(4,152)	82.01
June 30, 2025	141,390	$81.93

12

Included in net earnings for the three and six months ended June 30, 2025 were expenses of $2 million (2024 – $1 million) and $3 million (2024 – $2 million) respectively.

(d)                 Option Plan

A summary of the activity under the option plan is presented below:

Canadian share options	Outstanding	Range of Exercise Price			Weighted Average Exercise Price	Exercisable
December 31, 2024	11,960	$87.00	—	87.00	$87.00	11,960
Forfeited	(11,960)	87.00	—	87.00	87.00
June 30, 2025	—	$—	—	—	$—	—

U.S. share options	Outstanding	Range of Exercise Price (US$)			Weighted Average Exercise Price (US$)	Exercisable
December 31, 2024	60,052	$51.20	—	72.46	$66.44	60,052
Forfeited	(48,790)	68.80	—	68.80	68.80
June 30, 2025	11,262	$51.20	—	72.46	$56.22	11,262

(e)                 Non-Management Directors – Deferred Share Unit Plans

A summary of the activity under the non-management director DSU plans is presented below:

Deferred share units	Outstanding- 2012 Plan	Outstanding- 2024 Plan
December 31, 2024	1,470	2,753
Granted	—	8,956
Redeemed	—	(5,340)
June 30, 2025	1,470	6,369

Included in net earnings for the three and six months ended June 30, 2025 were expenses of nil (2024 – nil) and $1 million (2024 – nil) respectively.

NOTE 8. SHAREHOLDERS’ CAPITAL

Common shares	Number	Amount
December 31, 2024	13,779,502	$2,301,729
Reversal of share repurchase accrual — December 31, 2024	—	10,000
Share repurchase accrual — June 30, 2025	—	(5,000)
Settlement of PSUs and RSUs	150,068	11,651
Share repurchases	(646,058)	(45,921)
Redemption of non-management directors share units	5,340	361
June 30, 2025	13,288,852	$2,272,820

For the period ended June 30, 2025, Precision repurchased and cancelled a total of 646,058 (2024 – 366,214) common shares for $45 million (2024 – $34 million) and recorded $0.7 million (2024 – nil) of Canadian share buy back tax.

Prior to June 30, 2025, Precision entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the repurchase of common shares during its internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. The Corporation recorded a liability for purchases estimated to occur during the blackout period based on the parameters of the Normal Course Issuer Bid (NCIB) and the ASPP. As at June 30, 2025, Precision recorded a liability in accounts payable with a corresponding decrease to share capital of $5 million.

13

NOTE 9. PER SHARE AMOUNTS

The following tables reconcile net earnings and weighted average shares outstanding used in computing basic and diluted net earnings per share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Net earnings attributable to shareholders – basic	$16,267	$20,701	$50,778	$57,217
Effect of share options and other equity compensation plans	(1,271)	—	(4,309)	—
Net earnings attributable to shareholders – diluted	$14,996	$20,701	$46,469	$57,217

	Three Months Ended June 30,		Six Months Ended June 30,
(Stated in thousands)	2025	2024	2025	2024
Weighted average shares outstanding – basic	13,401	14,389	13,541	14,398
Effect of share options and other equity compensation plans	586	6	617	4
Weighted average shares outstanding – diluted	13,987	14,395	14,158	14,402

NOTE 10. FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities, and current portion of long-term debt approximates their fair value due to the relatively short period to maturity of the instruments. At the end of each reporting period, investments and other assets are measured at their estimated fair value, with changes in fair value recognized in profit or loss. Amounts drawn on the Senior Credit Facility, measured at amortized cost, approximate fair value as this indebtedness is subject to floating rates of interest. The fair value of the unsecured senior notes at June 30, 2025 was approximately $674 million (December 31, 2024 – $801 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated statement of financial position are categorized based upon the level of judgement associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair value determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk-free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

14

SHAREHOLDER INFORMATION

STOCK EXCHANGE LISTINGS

Shares of Precision Drilling Corporation are listed on the Toronto Stock Exchange under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada

Calgary, Alberta

TRANSFER POINT

Computershare Trust Company NA

Canton, Massachusetts

Q2 2025 TRADING PROFILE

Toronto (TSX: PD)

High: $71.14

Low: $51.58

Close: $64.49

Volume Traded: 7,905,658

New York (NYSE: PDS)

High: US$52.07

Low: US$36.20

Close: US$47.24

Volume Traded: 8,400,055

ACCOUNT QUESTIONS

Precision’s Transfer Agent can help you with a variety of shareholder related services, including:

• change of address

• lost unit certificates

• transfer of shares to another person

• estate settlement

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

1-800-564-6253 (toll free in Canada and the United States)

1-514-982-7555 (international direct dialing)

Email: service@computershare.com

ONLINE INFORMATION

To receive news releases by email, or to view this interim report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section. Additional information relating to Precision, including the Annual Information Form, Annual Report and Management Information Circular has been filed with SEDAR+ and is available at www.sedarplus.ca and on the EDGAR website www.sec.gov

CORPORATE INFORMATION

DIRECTORS

William T. Donovan

Steven W. Krablin

Susan M. MacKenzie

Lori A. Lancaster

Kevin O. Meyers

Kevin A. Neveu

David W. Williams

Alice L. Wong

OFFICERS

Kevin A. Neveu

President and Chief Executive Officer

Veronica H. Foley

Chief Legal & Compliance Officer

Carey T. Ford

Chief Financial Officer

Shuja U. Goraya

Chief Technology Officer

Darren J. Ruhr

Chief Administrative Officer

Gene C. Stahl

President, North American Drilling

AUDITORS

KPMG LLP

Calgary, Alberta

HEAD OFFICE

Suite 800, 525 8th Avenue SW

Calgary, Alberta, T2P 1G1

Canada

Telephone: 403-716-4500

Facsimile: 403-264-0251

Email: info@precisiondrilling.com

www.precisiondrilling.com

15